Exhibit 1.2

Management’s discussion and analysis

– May 16, 2018

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the year ended March 31, 2018. This MD&A has been prepared with all information available up to and including May 16, 2018. This MD&A should be read in conjunction with Just Energy’s audited consolidated financial statements for the year ended March 31, 2018. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Company overview

Established under the laws of Canada, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. Currently operating in the United States, Canada and various international markets including the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy’s margin or gross profit on commodity products is derived from the difference between the commodity sale price to its customers and the related purchase price from its suppliers. The margin on certain non-commodity products is derived from the markup price added to the cost of the product and charged to the customer. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc.

For a more detailed description of Just Energy’s business operations, refer to the “Operations overview” section on page 5 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2019. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices and interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels is included in Just Energy's Annual Information Form dated May 26, 2017 and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“5.75% convertible debentures” refers to the $100 million in convertible debentures issued by Just Energy to finance the purchase of Fulcrum Retail Holdings, LLC, issued in September 2011. The convertible debentures were fully redeemed on March 27, 2018. See “Debt and financing for operations” on page 25 for further details.

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s line of credit. See “Debt and financing for operations” on page 25 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for operations” on page 25 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for operations” on page 25 for further details.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price when, as and if, declared by our Board of Directors.

“Attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer” refers to an individual customer rather than to an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada, including commercial brokerage sales.

Non-IFRS financial measures

Just Energy’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

2.

The Company has updated the definition of Base EBITDA to include gains and losses from the Company’s portfolio of equity investments which are presented in the Company’s consolidated statements of comprehensive income. The Company regularly invests in early stage businesses for the purpose of profiting from capital appreciation of the assets as part of the operational activities. These investments are generally in companies that manufacture or distribute value added products that Just Energy markets to customers, or information technology related. Upon adoption of IFRS 9 “Financial Instruments” effective April 1, 2018, the Company will continue to record the portfolio of investments at fair value, with changes in fair value included in earnings on the consolidated statements of income and will continue to include these gains and losses in Base EBITDA.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. This is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments as well as reflecting an adjustment for share-based compensation and non-controlling interest. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Also included in Base EBITDA are gains and losses from the Company’s portfolio of equity investments which are presented in the Company’s consolidated statements of comprehensive income.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded them from the Base EBITDA calculation.

Funds from operations

Funds from Operations “FFO” refers to the cash flow generated by operations. FFO is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations “Base FFO” refers to FFO reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for RCE attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

3.

Financial highlights

For the years ended March 31

(thousands of dollars, except where indicated and per share amounts)

		% increase		% increase
	Fiscal 2018	(decrease)	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$3,626,570	(3)%	$3,757,054	(8)%	$4,105,860
Gross margin	640,927	(8)%	695,971	(1)%	702,288
Administrative expenses	194,699	16%	168,433	(1)%	170,330
Selling and marketing expenses	233,040	3%	226,308	(12)%	257,349
Finance costs (net of non-cash finance charges)	41,425	(25)%	54,879	(4)%	57,069
Profit [1]	518,574	NMF [3]	470,883	NMF [3]	82,494
Profit per share available to shareholders - basic	3.41		3.02		0.44
Profit per share available to shareholders - diluted	2.62		2.42		0.43
Dividends/distributions	86,307	12%	76,751	3%	74,792
Base EBITDA[2]	174,440	(22)%	224,499	8%	207,629
Base Funds from Operations[2]	91,202	(29)%	127,758	(8)%	138,199
Payout ratio on Base Funds from Operations[2]	95%		60%		54%
Embedded gross margin[2]	1,900,500	8%	1,757,000	(8)%	1,917,600
Total customers (RCEs)	4,163,000	(1)%	4,202,000	(7)%	4,520,000
Total gross customer (RCE) additions	1,171,000	40%	839,000	(28)%	1,158,000
Total net customer (RCE) additions	(48,000)	85%	(318,000)	(92)%	(166,000)

1 Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses. Profit also includes investment gain recorded in the consolidated statements of income.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

For the year ended March 31, 2018, gross margin was $640.9 million, 8% lower than the prior year, and Base EBITDA amounted to $174.4 million, 22% lower than fiscal 2017. The lower Base EBITDA is largely attributable to the Company’s continuing commitment to and investment in its strategic sales growth initiatives including channel expansion and diversification. The operational performance in the year was adversely affected by a number of extreme weather-related events including reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to the January deep freeze in Texas. The change in executive management further contributed to additional costs in the fourth quarter.

The January deep freeze in Texas and extreme cold weather patterns in the U.S. adversely affected Base EBITDA by $21.0 million. With the Company’s current weather risk management program, the net impact was reduced to $10.0 million which was isolated to the highly unusual one time freeze event in Texas.

The Company’s operational performance also included an investment gain relating to the Company’s equity investment in ecobee (Inc.) (“ecobee”). The Company regularly invests in early stage businesses for the purpose of profiting from capital appreciation of the asset. These investments are generally in companies that manufacture or distribute value added products that Just Energy markets to customers, or information technology related. In previously reported periods, the investment in ecobee was carried at cost on the Company’s balance sheet as there was no other reliable indication of fair value. In the fourth quarter of fiscal year 2018, certain market based transactions occurred that indicated a change in the fair value of the Company’s investment in ecobee. As such, a gain of $20.6 million was recorded in the Company’s consolidated statements of comprehensive income during the fourth quarter of fiscal year 2018 and was also included in the Company’s Base EBITDA. Unrealized investment gain of $1.3 million on other investments is recorded in the consolidated statements of income to the extent they are classified as fair value through profit and loss and are also included in the Base EBITDA. Upon adoption of IFRS 9 “Financial Instruments” effective April 1, 2018, the Company will continue to record this investment and other similar portfolios of investments at fair value, with changes in fair value included in earnings on the consolidated statements of income and will continue to include these gains and losses in Base EBITDA. The gain or loss on investment recorded in the consolidated statements of comprehensive income was nil in fiscal 2017.

4.

The Company’s financial highlights for the year ended March 31, 2018 are shown below.

Operations overview

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through retail, online marketing and door-to-door marketing. Consumer customers make up 44% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products.

Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a bundled product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee, a company in which Just Energy holds an 8.5% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include air filters, LED light bulbs and residential water sprinkler controllers.

COMMERCIAL DIVISION

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 56% of Just Energy’s RCE base. Products offered to Commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

5.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the United Kingdom, Germany and Ireland.	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

Just Energy services various territories in Canada, the U.S., the U.K., Germany, Ireland and Japan with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

6.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with an expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.

Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Via power purchase agreements and renewable energy certificates, JustGreen’s electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 34% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 71% of their consumption as green supply. For comparison, as reported for the year ended March 31, 2017, 29% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 87% of their consumption. As of March 31, 2018, JustGreen now makes up 10% of the Consumer gas portfolio, compared to 11% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, compared to 13% a year ago.

VALUE ADDED PRODUCTS AND SERVICES (“VAPS”)

In addition to JustGreen, Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value added products and services. These products and services may be sold in a bundle with natural gas or electricity, or on a standalone basis.

Just Energy’s commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. The solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Energy management for the consumer business focuses on energy efficient products. Just Energy has strategic partnerships to facilitate the purchase and support of smart thermostats, air filter replacements, home warranty products, and smart irrigation controllers. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

7.

EBITDA

For the years ended March 31

(thousands of dollars)

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Reconciliation to consolidated financial statements
Profit (loss) for the year	$518,574	$470,883	$82,494
Add (subtract):
Finance costs	55,972	78,077	72,540
Provision for (recovery of) income taxes	20,674	43,231	(318)
Amortization	23,930	25,494	42,652
EBITDA	$619,150	$617,685	$197,368
Add (subtract):
Change in fair value of derivative instruments and other	(474,356)	(374,791)	22,803
Change in fair value of investments	20,591	-	-
Share-based compensation	18,353	6,076	5,348
Profit attributable to non-controlling interest	(9,298)	(24,471)	(17,890)
Base EBITDA	$174,440	$224,499	$207,629

Gross margin per consolidated financial statements	$640,927	$695,971	$702,288
Add (subtract):
Administrative expenses	(194,699)	(168,433)	(170,330)
Selling and marketing expenses	(233,040)	(226,308)	(257,349)
Bad debt expense	(56,331)	(56,041)	(68,531)
Amortization included in cost of sales	3,116	2,974	21,983
Other income (expenses)	3,174	807	(2,542)
Change in fair value of investments	20,591	-	-
Profit attributable to non-controlling interest	(9,298)	(24,471)	(17,890)
Base EBITDA	$174,440	$224,499	$207,629

Base EBITDA amounted to $174.4 million for the year ended March 31, 2018, a decrease of 22% from $224.5 million in the prior year. The decline in Base EBITDA was largely attributable to a number of one-time weather related events, including reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to unusually colder than normal weather in January in North America. In addition, the lower EBITDA was also the results to the Company’s significant investments in strategic sales growth initiatives throughout the year.

The January deep freeze in Texas and extreme cold weather patterns in the U.S. adversely affected Base EBITDA by $21.0 million. With the Company’s current weather risk management program, the net impact was reduced to $10.0 million which was isolated to the highly unusual one time freeze event in Texas.

The Company’s operational performance also included an investment gain of $20.6 million recorded in the Company’s consolidated statements of comprehensive income relating to the Company’s equity investment in ecobee. The Company regularly invests in early stage businesses for the purpose of profiting from capital appreciation of the asset. These investments are generally in companies that manufacture or distribute value added products that Just Energy markets to customers, or information technology related. In previously reported periods, the investment in ecobee was carried at cost on the Company’s balance sheet as there was no other reliable indication of fair value. In the fourth quarter of fiscal year 2018, certain market based transactions occurred that indicated a change in the fair value of the Company’s investment in ecobee. As such, a gain of $20.6 million was recorded in the Company’s consolidated statements of comprehensive income during the fourth quarter of fiscal year 2018 and was also included in the Company’s Base EBITDA. Unrealized investment gain of $1.3 million on other investments is recorded in the consolidated statements of income to the extent they are classified as fair value through profit and loss and are also included in the Base EBITDA. Upon adoption of IFRS 9 “Financial Instruments” effective April 1, 2018, the Company will continue to record this investment and other similar portfolios of investments at fair value, with changes in fair value included in earnings on the consolidated statements of income and will continue to include these gains and losses in Base EBITDA. The gain or loss on investment recorded in the Company’s consolidated statements of comprehensive income was nil in fiscal 2017.

8.

Sales decreased by 3% for the year ended March 31, 2018. The Consumer divisions’ sales increased by 7% as a result of the 2% increase in RCEs as compared to last fiscal year and for the Commercial division sales decreased by 17% due to the 4% decrease in RCEs as compared to last fiscal year. Gross margin was down 8% as a result of reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to unusually colder than normal weather in January in North America. The sales and gross margin were also negatively impacted by $55.5 million and $9.0 million, respectively, due to the foreign exchange.

Administrative expenses increased by 16% from $168.4 million to $194.7 million. The increase over the prior year was attributable to the costs associated with supporting the 35% growth in the U.K. operations, as well as costs associated with the change in executive management.

Selling and marketing expenses for the year ended March 31, 2018 were $233.0 million, a 3% increase from $226.3 million reported in the prior year. The increase in selling expenses is as a result of investment into sales growth initiatives including channel expansion and diversification.

Bad debt expense was $56.3 million for the year ended March 31, 2018, a slight increase of 1% from $56.0 million recorded for the prior year. For the year ended March 31, 2018, the bad debt expense of $56.3 million represents approximately 1.9% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.1% of revenue reported for the year ended March 31, 2017. The management’s target range is 2% to 3%.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 20 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further explained on pages 21 through 23.

For comparative purposes, the table on previous page includes the results for the years ended March 31, 2017 and 2016. For the year ended March 31, 2017, gross margin was $696.0 million, a decrease of 1% from $702.3 million reported in fiscal 2016, primarily due to lower realized margins per customer and the negative foreign exchange impact on gross margin earned in the U.S. markets compared with fiscal 2016. In fiscal 2017, administrative, selling and marketing, and bad debt expenses amounted to $168.4 million, $226.3 million and $56.0 million respectively, a decrease of 1%, 12% and 18%, respectively. For fiscal 2017, Base EBITDA amounted to $224.5 million, an increase of 8% from $207.6 million in fiscal 2016, reflecting higher gross margin and operating economies of scale within the Company’s cost structure.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)

			2018 vs.		2017 vs.
	Fiscal	Fiscal	2017,	Fiscal	2016
	2018	2017	variance	2016	variance
Energy marketing	$1,900.5	$1,757.0	8%	$1,917.6	(8)%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $1,900.5 million as of March 31, 2018, an increase of 8% compared to the embedded gross margin as of March 31, 2017. The increase is attributable to the growth in the residential customer base in the U.K. and the actualization of gross margin and attrition rates in the U.S. partially offset by the $19.0 million negative foreign exchange impact due to the weakening of the U.S. dollar. The decrease of 8% in Fiscal 2017 as compared to Fiscal 2016 was a result of the 7% decrease in customer base year over year.

9.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations

For the years ended March 31

(thousands of dollars)

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Cash inflow from operating activities	$62,022	$150,451	$187,106
Add (subtract):
Changes in non-cash working capital	36,425	22,756	(18,710)
Profit attributable to non-controlling interest	(9,298)	(24,471)	(17,890)
Tax adjustment	18,763	(7,283)	708
Funds from Operations	$107,912	$141,453	$151,214
Less: Maintenance capital expenditures	(16,710)	(13,695)	(13,015)
Base Funds from Operations	$91,202	$127,758	$138,199

Gross margin per consolidated financial statements	$640,927	$695,971	$702,288
Add (subtract):
Administrative expenses	(194,699)	(168,433)	(170,330)
Selling and marketing expenses	(233,040)	(226,308)	(257,349)
Bad debt expense	(56,331)	(56,041)	(68,531)
Current income tax provision	(2,556)	(27,123)	(13,890)
Adjustment required to reflect net cash receipts from gas sales	(2,876)	(681)	14,895
Amortization included in cost of sales	3,116	2,974	21,983
Other income	3,174	807	(2,542)
Financing charges, non-cash	14,547	23,198	15,471
Finance costs	(55,972)	(78,077)	(72,540)
Other non-cash adjustments	(8,378)	(24,834)	(18,241)
Funds from Operations	$107,912	$141,453	$151,214
Less: Maintenance capital expenditures	(16,710)	(13,695)	(13,015)
Base Funds from Operations	$91,202	$127,758	$138,199
Base Funds from Operations payout ratio	95%	60%	54%
Dividends/distributions
Dividends on common shares	$73,624	$73,717	$73,449
Dividends on preferred shares	11,380	1,657
Distributions for share-based awards	1,303	1,377	1,343
Total dividends/distributions	$86,307	$76,751	$74,792

Base FFO for the year ended March 31, 2018 was $91.2 million, a decrease of 29% compared with Base FFO of $127.8 million for the prior year. The decline in Base FFO is largely attributable to a number of one-time weather events, including reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to unusually colder than normal weather in January in North America. In addition, the lower EBITDA was also attributable to the Company’s significant investments in strategic sales growth initiatives including channel expansion and diversification.

10.

Dividends and distributions for the year ended March 31, 2018 were $86.3 million, an increase of 12% from fiscal 2017 due to dividend payments to preferred shareholders following the issuance of preferred shares in February 2017. The payout ratio on Base Funds from Operations was 95% for the year ended March 31, 2018, compared to 60% reported in fiscal 2017, primarily resulting from the higher dividend and lower Base FFO.

Selected consolidated financial data from continuing operations

For the years ended March 31

(thousands of dollars, except per share amounts)

Statement of operations

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Sales	$3,626,570	$3,757,054	$4,105,860
Gross margin	640,927	695,971	702,288
Profit from continuing operations	518,574	470,883	82,494
Profit from continuing operations per share - basic	3.41	3.02	0.44
Profit from continuing operations per share - diluted	2.62	2.42	0.43

Balance sheet data

As at March 31

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Total assets	$1,646,809	$1,237,955	$1,299,789
Long-term liabilities	538,191	679,645	954,672

2018 COMPARED WITH 2017

Sales decreased by 3% to $3.6 billion in fiscal 2018, compared with $3.8 billion in the prior fiscal year. The decrease is primarily a result of the 1% decrease in customer base and the impact from foreign exchange, due to the weakening of the U.S. dollar.

For the year ended March 31, 2018, gross margin decreased by 8% to $640.9 million from $696.0 million reported in fiscal 2017 of which foreign currency translation (primarily from the weaker U.S. dollar) accounted for a decrease of $9.0 million. One-time weather events in the summer and the winter, including the reduction of consumption due to abnormally mild weather in the summer, customer disruption due to Hurricane Harvey and higher supplier costs due to extreme cold weather in the winter, adversely affected the gross margin in the fiscal 2018. Gross margin for the Consumer division decreased to $487.6 million, down 5%, while gross margin for the Commercial division decreased by 16% to $153.3 million.

The profit for fiscal 2018 amounted to $518.6 million, compared to $470.9 million in fiscal 2017. The profit increased as a result of the year over year increase in the change in fair value of the derivative instruments and other on the Company’s supply portfolio, which resulted in a gain of $474.4 million, compared with a gain of $374.8 million in fiscal 2017. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and FFO as the better measures of operating performance.

Total assets increased by 33% to $1,646.8 million in fiscal 2018 due to gains in the fair value of derivative instruments, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $9.01/MWh as compared to fiscal 2017. Total long-term liabilities as of March 31, 2018 were $538.2 million, representing a 21% decrease from fiscal 2017. The decrease in total long-term liabilities is primarily a result of reclassification of credit facility from long-term to current and the repayment of 5.75% convertible debentures, partially offset by the issuance of 6.75% $100M convertible debentures in fiscal 2018.

11.

2017 COMPARED WITH 2016

Sales decreased by 8% to $3.8 billion in fiscal 2017, compared with $4.1 billion in the prior fiscal year. The decrease is primarily a result of the 7% decrease in customer base.

For the year ended March 31, 2017, gross margin decreased by 1% to $696.0 million from $702.3 million reported in fiscal 2016 of which foreign currency translation (primarily from the weaker British pound) accounted for a decrease of $10.7 million, offset by a $4.4 million increase from margin improvement initiatives. Gross margin for the Consumer division decreased to $512.9 million, down 5%, while gross margin for the Commercial division increased by 12% to $183.1 million.

The profit for fiscal 2017 amounted to $470.9 million, compared to $82.5 million in fiscal 2016. The profit increased as a result of stronger operational results in fiscal 2017 as well as the year over year increase in the change in fair value of the derivative instruments and other on the Company’s supply portfolio, which resulted in a gain of $374.8 million, compared with a loss of $22.8 million in fiscal 2016. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and FFO as the better measures of operating performance.

Total assets decreased by 5% to $1,238.0 million in fiscal 2017 primarily as a result of the lower impact from foreign exchange on U.K.-based assets. Total long-term liabilities as of March 31, 2017 were $679.6 million, representing a 29% decrease from fiscal 2016. The decrease in total long-term liabilities is primarily a result of the early redemption of the 6.0% convertible debentures with a book value of $311.0 million as at March 31, 2016 and the repayment of the remaining $80 million on the senior unsecured notes, offset by the issuance of the 6.75% convertible debentures with a book value of $145.6 million and a withdrawal of $68.3 million on the credit facility.

Summary of quarterly results for operations

(thousands of dollars, except per share amounts)

	Q4	Q3	Q2	Q1
	Fiscal 2018	Fiscal 2018	Fiscal 2018	Fiscal 2018
Sales	$1,014,734	$912,203	$851,927	$847,706
Gross margin	169,396	171,305	142,663	157,563
Administrative expenses	48,873	50,389	46,806	48,631
Selling and marketing expenses	60,840	55,547	58,577	58,076
Finance costs	18,195	13,266	12,521	11,990
Profit (loss) for the period	265,773	208,415	(64,923)	109,309
Profit (loss) for the period per share – basic	1.80	1.42	(0.47)	0.71
Profit (loss) for the period per share – diluted	1.40	1.13	(0.47)	0.56
Dividends/distributions paid	21,555	21,501	21,468	21,783
Base EBITDA	68,876	52,507	20,548	32,509
Base Funds from Operations	25,472	37,539	7,683	20,508
Payout ratio on Base Funds from Operations	85%	57%	279%	106%

12.

	Q4	Q3	Q2	Q1
	Fiscal 2017	Fiscal 2017	Fiscal 2017	Fiscal 2017
Sales	$947,281	$918,536	$992,828	$898,409
Gross margin	175,412	174,353	183,534	162,672
Administrative expenses	32,448	44,567	46,717	44,701
Selling and marketing expenses	53,727	55,337	59,454	57,790
Finance costs	16,745	25,477	17,882	17,973
Profit (loss) for the period	(38,220)	188,041	(161,608)	482,671
Profit (loss) for the period per share – basic	(0.30)	1.22	(1.13)	3.24
Profit (loss) for the period per share – diluted	(0.30)	0.98	(1.13)	2.51
Dividends/distributions paid	20,344	18,800	18,814	18,793
Base EBITDA	75,018	51,489	56,851	41,141
Base Funds from Operations	28,588	20,940	52,561	25,669
Payout ratio on Base Funds from Operations	71%	90%	36%	73%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 75% and 25%, respectively, of the customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Fourth quarter financial highlights

For the three months ended March 31

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$1,014,734	7%	$947,281
Gross margin	169,396	(3)%	175,412
Administrative expenses	48,873	51%	32,448
Selling and marketing expenses	60,840	13%	53,727
Finance costs (net of non-cash finance charges)	11,483	(6)%	12,279
Profit (loss)[1]	265,773	NMF [3]	(38,220)
Profit (loss) per share available to shareholders - basic	1.80		(0.30)
Profit (loss) per share available to shareholders - diluted	1.40		(0.30)
Dividends/distributions	21,555	6%	20,344
Base EBITDA[2]	68,876	(8)%	75,018
Base Funds from Operations[2]	25,472	(11)%	28,588
Payout ratio on Base Funds from Operations[2]	85%		71%
Total gross customer (RCE) additions	312,000	37%	228,000
Total net customer (RCE) additions	49,000	NMF[3]	(25,000)

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses. Profit also includes investment gain recorded in the consolidated statements on income.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

For the three months ended March 31, 2018, gross margin was $169.4 million, 3% lower than the prior comparable quarter, and Base EBITDA amounted to $68.9 million, a decrease of 8% compared to fiscal 2017. The decrease in gross margin is primarily attributable to the higher supply costs due to unusually colder than normal weather in January in North America and the decline in the customer base in North America. In addition, the lower Base EBITDA was also attributable to the Company’s significant investments in strategic growth initiatives such as sales channel expansion and optimization. The change in executive management further increased the cost in the quarter.

The January deep freeze in Texas and extreme cold weather patterns in the U.S. adversely affected Base EBITDA by $21.0 million. With the Company’s current weather risk management program, the net impact was reduced to $10.0 million which was isolated to the highly unusual one time freeze event in Texas.

13.

The Company’s operational performance also included an investment gain relating to the Company’s equity investment in ecobee. The Company regularly invests in early stage businesses for the purpose of profiting from capital appreciation of the asset. These investments are generally in companies that manufacture or distribute value added products that Just Energy markets to customers, or information technology related. In previously reported periods, the investment in ecobee has been carried at cost on the Company’s balance sheet as there was no other reliable indication of fair value. In the fourth quarter of fiscal year 2018, certain market based transactions occurred that indicated a change in the fair value of Company’s investment in ecobee. As such, a gain of $20.6 million was recorded in the Company’s consolidated statements of comprehensive income during the fourth quarter of fiscal year 2018 and was also included in the Company’s Base EBITDA. Upon adoption of IFRS 9 “Financial Instruments” effective April 1, 2018, the Company will continue to record this investment and other similar portfolios of investments at fair value, with changes in fair value included in earnings on the consolidated statements of income and will continue to include these gains and losses in Base EBITDA. There is no similar gain or loss on equity investment recorded in the Company’s consolidated statements of comprehensive income in the comparable quarter in fiscal 2017.

The Company’s financial highlights for the three months ended March 31, 2018 are shown below.

14.

Fourth quarter gross margin per RCE

	Q4 Fiscal	Number of	Q4 Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$216	242,000	$192	237,000
Consumer customers lost	200	117,000	196	127,000
Commercial customers added and renewed	87	220,000	88	208,000
Commercial customers lost	81	128,000	83	126,000

For the three months ended March 31, 2018, the average gross margin per RCE for the customers added and renewed by the Consumer division was $216/RCE, compared with $192/RCE in the prior comparable quarter. The increase in average gross margin per RCE for Consumer customers added and renewed in the quarter is a result of the Company's margin optimization efforts in focusing on ensuring customers added meet its profitability targets. The average gross margin per RCE for the Consumer customers lost during the three months ended March 31, 2018 was $200/RCE, compared with $196/RCE in the fourth quarter of fiscal 2017.

For the Commercial division, the average gross margin per RCE for the customers signed during the quarter ended March 31, 2018 was $87/RCE, compared to $88/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended March 31, 2018 were at an average gross margin of $81/RCE, a decrease from $83/RCE reported in the prior comparable quarter. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Analysis of the fourth quarter

Sales increased by 7% to $1,014.7 million for the three months ended March 31, 2018 from $947.3 million recorded in the fourth quarter of fiscal 2017. The gross margin was $169.4 million, a decrease of 3% from the prior comparable quarter. Administrative expenses for the three months ended March 31, 2018 increased by 51% to $48.9 million, mainly attributable to the costs of supporting customer growth in the U.K., international expansion as well as change in executive management. Selling and marketing expenses for the three months ended March 31, 2018 increased by 13% to $60.8 million, due to the Company’s investments in sales growth initiatives including channel expansion and diversification.

Total finance costs for the three months ended March 31, 2018 amounted to $18.2 million, an increase of 9% from $16.7 million reported for the three months ended March 31, 2017, due to additional finance costs as a result of credit facility withdrawals.

The change in fair value of derivative instruments and other resulted in a non-cash gain of $250.9 million for the three months ended March 31, 2018, compared to a non-cash loss of $99.5 million in the prior comparative quarter, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $8.62/MWh, while future gas contracts decreased by an average of $0.04/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts.

The profit for the three months ended March 31, 2018 was $265.8 million, representing earnings per share of $1.80 and $1.40 on a basic and diluted basis, respectively. For the prior comparable quarter, the loss was $38.2 million, representing loss per share of $0.30 on both basic and diluted basis.

Base EBITDA was $68.9 million for the three months ended March 31, 2018, a decrease of 8% from $75.0 million in the prior comparable quarter. Base FFO was $25.5 million for the fourth quarter of fiscal 2018, down 11% compared to $28.6 million in the prior comparable quarter as a result of lower Base EBITDA in the current quarter.

Dividends and distributions paid were $21.6 million, an increase of 6% compared to $20.3 million paid in the fourth quarter of fiscal 2017 as a result of dividends paid to preferred shareholders, which amounted to $2.3 million as compared to $1.7 million paid in the prior comparable quarter. The payout ratio on Base FFO for the quarter ended March 31, 2018 was 85%, compared with 71% in the prior comparable quarter.

15.

Segmented Base EBITDA1

For the years ended March 31

(thousands of dollars)

		Fiscal 2018
	Consumer	Commercial
	division	division	Consolidated
Sales	$2,235,093	$1,391,477	$3,626,570
Cost of sales	(1,747,502)	(1,238,141)	(2,985,643)
Gross margin	487,591	153,336	640,927
Add (subtract):
Administrative expenses	(157,513)	(37,186)	(194,699)
Selling and marketing expenses	(157,997)	(75,043)	(233,040)
Bad debt expense	(53,759)	(2,572)	(56,331)
Amortization included in cost of sales	3,116	-	3,116
Other income (expenses)	3,067	107	3,174
Change in fair value of investments	20,591	-	20,591
Profit attributable to non-controlling interest	(9,298)	-	(9,298)
Base EBITDA from operations	$135,798	$38,642	$174,440

		Fiscal 2017
	Consumer	Commercial
	division	division	Consolidated
Sales	$2,083,833	$1,673,221	$3,757,054
Cost of sales	(1,570,914)	(1,490,169)	(3,061,083)
Gross margin	512,919	183,052	695,971
Add (subtract):
Administrative expenses	(129,882)	(38,551)	(168,433)
Selling and marketing expenses	(142,883)	(83,425)	(226,308)
Bad debt expense	(46,312)	(9,729)	(56,041)
Amortization included in cost of sales	2,974	-	2,974
Other expenses	1,074	(267)	807
Profit attributable to non-controlling interest	(24,471)	-	(24,471)
Base EBITDA from operations	$173,419	$51,080	$224,499

1 The segment definitions are provided on page 5.

Consumer Energy contributed $135.8 million to Base EBITDA for the year ended March 31, 2018, a decrease of 22% from $173.4 million in fiscal 2017. Consumer gross margin decreased 5% as a result of the 22% decrease in GM per RCE for gas and the 5% decrease in GM per RCE for electricity. Consumer administrative costs were increased by 21% due to costs supporting the growth in the U.K. business. Consumer selling and marketing expenses were up by 11% due to significant investments in strategic growth initiatives.

Consumer Energy’s Base EBITDA includes the change in fair value on the Company’s investment in ecobee that is recorded in the Company’s statements of comprehensive income in the year ended March 31, 2018. There is no similar gain or loss in fiscal 2017.

Commercial Energy contributed $38.6 million to Base EBITDA, a decrease of 24% from the year ended March 31, 2017, when the segment contributed $51.1 million. The decrease in gross margin was due to the 6% drop in GM per RCE for Commercial customers. The Commercial administrative costs stayed at the same level as for prior year.

16.

Customer aggregation

RCE SUMMARY (in thousands)	Fiscal 2018
	Full Year	Q4	Q3	Q2	Q1
Start of period [1]	4,211	4,114	4,087	4,076	4,211
Additions
Consumer	578	170	105	169	134
Commercial	593	142	199	141	111
Total additions	1,171	312	304	310	245
Attrition
Consumer	(389)	(91)	(83)	(125)	(90)
Commercial	(146)	(38)	(40)	(27)	(41)
Total Attrition	(535)	(129)	(123)	(152)	(131)
Failed to renew
Consumer	(150)	(31)	(29)	(59)	(31)
Commercial	(534)	(103)	(125)	(88)	(218)
Total failed to renew	(684)	(134)	(154)	(147)	(249)
Net additions
Consumer	39	48	(7)	(15)	13
Commercial	(87)	1	34	26	(148)
Net RCEs additions	(48)	49	27	11	(135)

Total RCEs	4,163	4,163	4,114	4,087	4,076

	Fiscal 2017
	Full Year	Q4	Q3	Q2	Q1
Start of period	4,520	4,227	4,311	4,386	4,520
Additions
Consumer	455	134	101	115	105
Commercial [1]	393	94	109	81	100
Total additions	848	228	210	196	205
Attrition
Consumer	(394)	(103)	(84)	(103)	(104)
Commercial	(190)	(35)	(63)	(47)	(45)
Total attrition	(584)	(138)	(147)	(150)	(149)
Failed to renew
Consumer	(159)	(24)	(56)	(50)	(29)
Commercial	(414)	(91)	(91)	(71)	(161)
Total failed to renew	(573)	(115)	(147)	(121)	(190)
Net additions
Consumer	(98)	7	(39)	(38)	(28)
Commercial	(211)	(32)	(45)	(37)	(106)
Net RCEs additions	(309)	(25)	(84)	(75)	(134)

Total RCEs	4,211	4,202	4,227	4,311	4,386

1 The balances have been adjusted for 9,000 large natural gas Commercial and Industrial RCEs that were not reported in prior period.

Just Energy’s total RCE base is currently at 4.2 million, a 1% decrease from one year ago. Gross RCE additions for the year ended March 31, 2018 were 1,171,000, an increase of 40% compared to RCEs added in fiscal 2017. Net additions were a negative 48,000 for fiscal 2018, compared with a negative 318,000 net RCE additions in fiscal 2017.

17.

Fourth quarter Gross RCE additions of 312,000 improved 37% year-over-year. Net RCE additions of 49,000 during the quarter improved 74,000 from a negative 25,000 net RCE additions in the prior comparable period. The net RCE additions have been positive in the past three quarters in fiscal 2018 due to the Company’s significant investments in strategic sales growth initiatives throughout the fiscal year.

Consumer RCE additions amounted to 578,000 for the year ended March 31, 2018, a 27% increase from 455,000 gross RCE additions recorded in the prior year. The increase in RCEs was driven by (1) the ramp up of the Company’s new retail sales channel (2) the U.K.’s acquisition of new customers through the on-line switching sites and (3) the ramp up of door to door gas sales efforts in California. Net RCE additions for the Consumer division improved to negative 39,000 for the year ended March 31, 2018, compared with negative 98,000 reported in the prior year. As of March 31, 2018, the U.S., Canadian and U.K. segments accounted for 63%, 19% and 18% of the Consumer RCE base, respectively.

Commercial RCE additions were 593,000 for the year ended March 31, 2018, a 51% increase over the prior year as a result of increased additions from large natural gas Commercial and Industrial RCEs in Canada. As of March 31, 2018, the U.S., Canadian and U.K. segments accounted for 70%, 24% and 6% of the Commercial RCE base, respectively.

For the year ended March 31, 2018, 47% of the total Consumer and Commercial RCE additions were generated through online and other non-door-to-door sales channels, 39% from commercial brokers and 14% from door-to-door sales. In the prior year, 39% of RCE additions were generated from commercial brokers, 34% from online and other sales channels and 27% using door-to-door sales.

Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased their RCE base by 35% to 473,000 RCEs during the year ended March 31, 2018 with strong growth in their Consumer RCE base. As of March 31, 2018, the U.S., Canadian and U.K. segments accounted for 67%, 22% and 11% of the RCE base, respectively. At March 31, 2017, the U.S., Canadian and U.K. segments represented 71%, 21% and 8% of the RCE base, respectively.

The Company’s launch of the new retail consumer sales channel continued to meet expectations during the fourth quarter. The retail channel added 32,820 new RCEs during the fourth quarter through 6 retail partnerships, bringing the total to 18 retail partnerships. The total number of stores with a Just Energy kiosk increased in fiscal 2018 by 195 bringing the total to 543 retail stores with kiosks. These partnerships exemplify how Just Energy is expanding its sales channel opportunities to further reach potential residential customers looking to take control of their energy needs.

CUSTOMER SUMMARY (in thousands)

	As at	As at	% increase
	March 31, 2018	April 1, 2017	(decrease)

Consumer	1,543	1,357	14%
Commercial	116	117	(1)%
Total customer count	1,659	1,474	13%

With the diversification of product offerings to include more than commodities, Just Energy anticipates that the number of customers will become an increasingly relevant measure for reporting period. During the fiscal year 2018, the number of customer counts grew by 13%.

Just Energy’s customer base also includes 42,733 smart thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Canada and the United States. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of the energy management solutions is a key driver of continued growth for Just Energy with additional product offerings contributing to lower attrition rates.

18.

ATTRITION

	Fiscal	Fiscal
	2018	2017

Consumer	20%	24%
Commercial	4%	7%
Total attrition	12%	15%

The combined attrition rate for Just Energy was 12% for the year ended March 31, 2018, a decrease of three percentage points from the 15% reported in the prior year. The Consumer attrition rate decreased four percentage points to 20% from a year ago and the Commercial attrition rate decreased three percentage points to 4%. The decrease in the attrition rates is a result of Just Energy’s focus on becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty.

RENEWALS

	Fiscal	Fiscal
	2018	2017

Consumer	70%	79%
Commercial	45%	56%
Total renewals	55%	65%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 55% for the year ended March 31, 2018, a decrease of ten percentage points from 65% as at March 31, 2017. The Consumer renewal rate decreased by nine percentage points to 70%, and the Commercial renewal rate also decreased by eleven percentage points to 45%. The decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively combined with the fact that there are sizable commercial and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

The renewals in Consumer gas in Canada decreased eleven percentage points to 50% and Consumer electricity decreased by ten percentage points to 48% mainly due to new regulations in Alberta and Ontario which prohibit selling energy products door-to-door, ban contracting with consumers at their home and disallow the automatic renewal or extension of expiring contracts.

ENERGY CONTRACT RENEWALS

This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
2019	23%	32%	26%	37%
2020	20%	25%	25%	26%
2021	23%	22%	15%	14%
2022	10%	8%	6%	5%
Beyond 2022	24%	13%	28%	18%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 605,047 RCEs, are excluded from the table above.

19.

Gross margin

For the years ended March 31

(thousands of dollars)

	Fiscal 2018			Fiscal 2017
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$160,168	$17,729	$177,897	$161,622	$29,976	$191,598
Electricity	327,423	135,607	463,030	351,297	153,076	504,373
	$487,591	$153,336	$640,927	$512,919	$183,052	$695,971
Decrease	(5)%	(16)%	(8)%

CONSUMER ENERGY

Gross margin for the year ended March 31, 2018 for the Consumer division was $487.6 million, a decrease of 5% from $512.9 million recorded in fiscal 2017. Gas and electricity gross margins decreased by 1% and 7%, respectively, primarily as a result of the decrease in customer base.

Average realized gross margin for the Consumer division for the year ended March 31, 2018 was $236/RCE, representing an 11% decrease from $265/RCE reported in the prior year. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $160.2 million for the year ended March 31, 2018, a decrease of 1% from $161.6 million recorded in the prior year. The change is primarily a result of the Company's margin optimization efforts in focusing on ensuring customers added meet its profitability targets.

Electricity

Gross margin from electricity customers in the Consumer division was $327.4 million for the year ended March 31, 2018, a decrease of 7% from $351.3 million recorded in fiscal 2017. The decrease in gross margin in fiscal 2018 is a result of the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to the January deep freeze in Texas followed with warmer days that resulted in normal monthly average.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $153.3 million for the year ended March 31, 2018, a decrease of 16% from $183.1 million recorded in the prior year. Gas and electricity gross margin decreased by 41% and 11%, respectively. Average realized gross margin for the year ended March 31, 2018 was $83/RCE, a decrease of 7% from $89/RCE. The GM/RCE value includes an appropriate allowance for bad debt expense in various bad debt markets across North America.

Gas

Gas gross margin for the Commercial division was $17.7 million, a decrease of 41% from $30.0 million recorded in fiscal 2017 due to lower gross margin per RCE and negative foreign exchange impact as a result of the weakening of the U.S. dollar.

Electricity

Electricity gross margin for the Commercial division was $135.6 million, a decrease of 11% from $153.1 million recorded in the prior year. The decrease in gross margin was due to the 9% decrease in RCEs as compared to last fiscal year.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the year. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals, including both brown commodities and JustGreen supply.

20.

Annual gross margin per RCE

	Fiscal	Number of	Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$206	995,000	$207	881,000
Consumer customers lost	198	544,000	197	552,000
Commercial customers added and renewed[1]	80	891,000	84	867,000
Commercial customers lost	78	656,000	79	605,000

1 Annual gross margin per RCE excludes margins from IEG and large Commercial and Industrial customers.

For the year ended March 31, 2018, the average gross margin per RCE for the customers added and renewed by the Consumer division was $206/RCE, a decrease from $207/RCE added in the prior year. The average gross margin per RCE for the Consumer customers lost during the year ended March 31, 2018 was $198/RCE, a decrease from $197/RCE margin lost on customers in the prior year.

For the Commercial division, the average gross margin per RCE for the customers signed during the year ended March 31, 2018 was $80/RCE, a decrease from $84/RCE added in the prior year. Customers lost through attrition and failure to renew during the year ended March 31, 2018 were at an average gross margin of $78/RCE, a decrease from $79/RCE reported in the prior year. Management will continue to focus on meeting its profitability target by optimizing the margin of customers added and renewed and capturing a larger customer base.

Overall consolidated results

ADMINISTRATIVE EXPENSES

For the years ended March 31

(thousands of dollars)

	Fiscal 2018	Fiscal 2017	% increase
Consumer Energy	$157,513	$129,882	21%
Commercial Energy	37,186	38,551	(4)%
Total administrative expenses	$194,699	$168,433	16%

Administrative expenses increased by 16% from $168.4 million to $194.7 million. The Consumer division’s administrative expenses were $157.5 million for the year ended March 31, 2018, an increase of 21% from $129.9 million recorded in fiscal 2017. The Commercial division’s administrative expenses were $37.2 million for fiscal 2018, down from last year by 4%. The overall increase over the prior year was primarily driven by higher costs required to support customer growth in the U.K., international expansion as well as change in executive management.

SELLING AND MARKETING EXPENSES

For the years ended March 31

(thousands of dollars)

			% increase
	Fiscal 2018	Fiscal 2017	(decrease)
Consumer Energy	$157,997	$142,883	11%
Commercial Energy	75,043	83,425	(10)%
Total selling and marketing expenses	$233,040	$226,308	3%

21.

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, as well as sales-related corporate costs, were $233.0 million, an increase of 3% from 226.3 recorded in fiscal 2017. The overall increase over the prior year is as a result of investment into sales growth initiatives including channel expansion and diversification.

The selling and marketing expenses for the Consumer division were $158.0 million for the year ended March 31, 2018, a 11% increase from $142.9 million recorded in the prior year as a result of the investment into the new retail sales channels.

The selling and marketing expenses for the Commercial division were $75.0 million for the year ended March 31, 2018, a 10% decrease from 83.4 million recorded in the prior year.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2018		Fiscal 2017
Consumer	$199	/RCE	$216	/RCE
Commercial	$41	/RCE	$43	/RCE

The average aggregation cost for the Consumer division was $199/RCE for the year ended March 31, 2018, a decrease of 8% from the $216/RCE reported in the prior year. This is primarily related to Consumer Gas segment costs per RCE reduction as compared to the last year which stand at $174/RCE against the $ 207/RCE in prior year.

The $41 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $41 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $74 (1.8 x $41) to the year’s average aggregation cost reported above. As at March 31, 2017, the average aggregation cost for commercial brokers was $43/RCE. The higher cost in the prior comparable year is a function of broker commissions being a percentage of higher margins.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, Delaware, Ohio, California, Michigan, Georgia and the U.K., Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2018, Just Energy was exposed to the risk of bad debt on approximately 81% of its sales, compared with 72% during the year ended March 31, 2017.

Bad debt expense is included in the consolidated statements of income under other operating expenses. Bad debt expense for the year ended March 31, 2018 was $56.3 million, consistent with the prior year. Management integrates its default rate for bad debt within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2018, the bad debt expense represents 1.9% of relevant revenue, down from 2.1% reported in fiscal 2017.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

22.

FINANCE COSTS

Total finance costs for the year ended March 31, 2018 amounted to $56.0 million, a decrease of 28% from $78.1 million recorded during the fiscal 2017. The decrease in finance costs was a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, partially offset by the issuance of 6.75% 160M debentures in fiscal 2017.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2018, a foreign exchange unrealized loss of $3.7 million was reported in other comprehensive income, versus an unrealized gain of $0.6 million reported in fiscal 2017. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant decrease in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the negative impact from the translation of the U.S.-based operations resulted in an unfavourable $2.8 million on Base EBITDA for the year ended March 31, 2018.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; and Surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX

For the years ended March 31

(thousands of dollars)

	Fiscal 2018	Fiscal 2017
Current income tax expense	$2,556	$27,123
Deferred tax provision	18,118	16,108
Provision for income tax	$20,674	$43,231

Just Energy recorded a current income tax expense of $2.6 million for the year ended March 31, 2018, versus $27.1 million in fiscal 2017. The decrease is mainly due to decreased taxable income. For the year ended March 31, 2018, a deferred tax expense of $18.1 million was recorded as compared to a deferred tax expense of $16.1 million in the prior year. The change was primarily driven by changes in fair value of derivative instruments.

Liquidity and capital resources

SUMMARY OF CASH FLOWS

For the years ended March 31

(thousands of dollars)

	Fiscal 2018	Fiscal 2017
Operating activities	$62,022	$150,451
Investing activities	(21,076)	(58,157)
Financing activities, excluding dividends	35,344	(84,064)
Effect of foreign currency translation	1,456	(1,740)
Increase in cash before dividends	77,746	6,490
Dividends (cash payments)	(86,261)	(76,710)
Decrease in cash	(8,515)	(70,220)
Cash and cash equivalents – beginning of year	57,376	127,596
Cash and cash equivalents – end of year	$48,861	$57,376

23.

OPERATING ACTIVITIES

Cash flow from operating activities for the year ended March 31, 2018 was an inflow of $62.0 million, compared to $150.5 million in the prior year. Cash flow from operations was lower in the current year due to the $50.1 million decrease in Base EBITDA as compared to last year and the negative foreign exchange impact on U.S. operations.

INVESTING ACTIVITIES

Investing activities for fiscal 2018 included purchases of capital and intangible assets totalling $4.8 million and $30.9 million, respectively, compared with $8.3 million and $18.1 million, respectively, in fiscal 2017. Just Energy’s capital spending related primarily to information technology-related purchases for process improvement initiatives.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term financing. In fiscal 2018, Just Energy issued an additional $9.3 million in preferred shares and withdrew an additional $53.9 million on the credit facility. This was offset by common shares repurchases of $11.9 million in the year.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the year ended March 31, 2018, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $86.3 million, compared to $76.8 million paid in the prior comparable year. The increase is a result of the issuance of preferred shares in February 2017.

Just Energy’s annual dividend rate is currently $0.50 per common share paid quarterly. The current dividend policy states that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. Dividends are not guaranteed and are subject to Board approval each quarter.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on March 31, 2018, was US$0.53125 per preferred share.

Balance sheet as at March 31, 2018, compared to March 31, 2017

Total cash and short-term investments decreased from $83.6 million as at March 31, 2017 to $48.9 million as at March 31, 2018. The decrease in cash is primarily attributable to the lower gross margin earned in the current year.

As of March 31, 2018, trade receivables and unbilled revenue amounted to $395.7 million and $301.6 million, respectively, compared to March 31, 2017, when the trade receivables and unbilled revenue amounted to $369.5 million and $218.4 million, respectively. Trade payables, which include gas and electricity commodity payables of $208.3 million, increased from $499.2 million to $616.4 million during the year as a result of the extension of payment terms negotiated in fiscal 2017 for some of the commodity suppliers.

24.

In certain markets, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $2.7 million and $41.7 million, respectively, as of March 31, 2018. These amounts increased from $3.2 million and $17.5 million, respectively, as of March 31, 2017. The deferred revenue increase primarily relates to the U.K. operations which increased by 176% from $12.5 million to $39.3 million as at March 31, 2018. As at March 31, 2018, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable of $15.9 million and $12.3 million, respectively, down from $16.4 million and $12.5 million, respectively, recorded in fiscal 2017. These changes represent the normal seasonality of gas storage. Total prepaid expenses and deposits decreased from $114.6 million at March 31, 2017 to $109.4 million as of March 31, 2018.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.

Long-term debt decreased from $498.1 million as at March 31, 2017 to $422.1 million as at March 31, 2018. This decrease is a result of reclassification of credit facility from long term to current liabilities. The book value of net debt was 2.8x to the Base EBITDA, higher than the 1.8x reported for March 31, 2017.

Debt and financing for operations

(thousands of dollars)

	March 31, 2018	March 31, 2017

Just Energy credit facility	$122,115	$68,258
6.75% $100M convertible debentures	85,760	-
6.75% 160M convertible debentures	148,146	145,579
6.5% convertible bonds	188,147	190,486
5.75% convertible debentures	-	96,022

The various debt instruments are described as follows:

• A $342.5 million credit facility expiring on September 1, 2018, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K. Japan, and Germany operations. Credit facility withdrawals amounted to $122.1 million as of March 31, 2018, compared with $68.3 million as of March 31, 2017. In addition, total letters of credit outstanding as at March 31, 2018 amounted to $113.4 million (March 31, 2017 - $109.2 million).

Subsequent to March 31, 2018, the Company has renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”), HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches and Canadian Western Bank. In addition, Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A., joined the syndicate. The agreement was finalized on April 18, 2018 and extends Just Energy’s credit facility for an additional two years to September 1, 2020. The facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

25.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 5.75% convertible extendible unsecured subordinated debenture maturing on September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum. The debt under this instrument was fully redeemed on March 27, 2018.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum.

See Note 19 of the consolidated financial statements for further details regarding the nature of each debt agreement.

Acquisition of businesses

ACQUISITION OF INTELL ENERCARE SOLUTIONS INC.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. The purchase price consideration included cash consideration of $2.2 million. There is contingent consideration where Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The EBITDA target with respect to the contingent consideration for 2018 is $3,500. For the 2019 and 2020 years, it is $3,000 and $2,500, respectively. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million based on the three-year forecast provided by the seller at the time of acquisition. The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 17 of the consolidated financial statements for the year ended March 31, 2018.

ACQUISITION OF DB SWDIREKT GMBH AND DB SWPRO GMBH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of SWDirekt, a retail energy company, and 51% of the issued and outstanding shares of SWPro, a sales and marketing company, for $6.4 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets.

The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 17 of the consolidated financial statements for the year ended March 31, 2018.

ACQUISITION OF EDGEPOWER INC.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and Management Company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US $14.0 million, of which US $7.0 million was paid in cash and US $7.0 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

26.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. As at the acquisition date, the amount recognized for management remuneration was nil. The amount of revenue and loss of EdgePower since the acquisition date included in the consolidated statements of income for the reporting period is $209 and $112, respectively. The revenue and profit or loss for the current reporting period assuming the acquisition date for EdgePower that occurred during the year had been as of the beginning of the annual reporting period would be $4,282 and $2,469, respectively.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 17 of the consolidated financial statements for the year ended March 31, 2018.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$616,434	$-	$-	$-	$616,434
Long-term debt	122,115	193,410	260,000	-	575,525
Interest payments	30,815	41,386	24,300	-	96,501
Premises and equipment leasing	4,874	7,388	6,691	7,302	26,255
Gas, electricity and non-commodity contracts	1,867,383	1,202,940	69,658	31,041	3,171,022

	$2,641,622	$1,445,124	$360,649	$38,343	$4,485,738

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America.  To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $99.8 million. As at March 31, 2018, the current liabilities amount to $26.4 million and long-term liabilities amount to $56.6 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $113.4 million (March 31, 2017 - $109.2 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

27.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2018 were $56.5 million (March 31, 2017 - $55.9 million).

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy has historically performed its annual impairment test using a value-in-use, discounted cash flow projection model. The change in the goodwill impairment model was made for the purpose of reducing the amount of unobservable inputs and did not avoid or delay an impairment charge. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2018, the market capitalization of Just Energy was above the book value of its equity.

Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of five cash generating units. These units are the U.K. Consumer, North America Consumer, U.K. Commercial, and North America Commercial and the Germany division. The goodwill associated with the EdgePower acquisition was not allocated to an operating segment for the purposes of impairment test as at March 31, 2018.

28.

The recoverable amount of each of the CGUs has been determined based on a fair value less costs of disposal model using actual EBITDA of the operating segment multiplied by the entity’s EBITDA multiple. The EBITDA multiple and the EBITDA of the operating segment that have been utilized in the fair value less costs to disposal model is consistent with external sources of information and is considered a Level 2 input within the fair value hierarchy.

The EBITDA multiple is derived from the expected return on investment by Just Energy’s investors which equated to 8.5 for the year ended March 31, 2018. A 5% decrease in the EBITDA multiple would not have an impact on the results of the impairment test.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $9.4 million and $23.0 million have been recorded on the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments and tax loss carry-forward in the U.S. Management believes there will be sufficient taxable income and taxable temporary differences that will permit the use of these future tax assets in the tax jurisdictions where they exist. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income and taxable temporary differences in future periods.

Deferred income tax liabilities of $6.9 million and $1.7 million have been recorded on the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, respectively. These liabilities are primarily due to mark to market gains on the derivative financial instruments, and intangible assets acquired through share acquisitions of the Company.

The enactment of the Tax Cuts and Jobs Act of 2017 in the U.S. resulted in a reduction in the federal corporate income tax rate effective January 1, 2018 and other tax measures. As at March 31, 2018, the deferred taxes in the U.S. have been recognized at the substantially enacted federal income tax rate of 21% and the respective state income tax rates.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these financial statements, management has determined that Just Energy controls SWDirekt and SWPro and, therefore, has treated the portion that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

29.

Depreciation and amortization expense from operations for the year ended March 31, 2018 recorded in the consolidated financial statements of cash flows were $4.1 million and $16.7 million respectively, compared with $6.6 million and $15.9 million respectively for the year ended March 31, 2017.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The Eurobond conversion feature is valued using an option pricing model.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S., U.K., Germany and Ireland operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. All the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of income. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 15 of the consolidated financial statements for the year ended March 31, 2018. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares

As at May 16, 2018, there were 148,394,152 common shares and 4,653,349 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it has entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at May 16, 2018, Just Energy has issued an additional 613,349 preferred shares for aggregate total gross proceeds of $19.4 million under the ATM offering.

30.

Normal course issuer bid

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 5.75% convertible debentures as well as the Just Energy common shares up to March 16, 2018. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2017 up to daily and total limits. For the year ended March 31, 2018, Just Energy had purchased $11.9 million of common shares through the NCIB program, compared to $6.5 million, purchased in the prior year.

On March 15, 2018, Just Energy announced a renewal of the NCIB for its common shares and a new NCIB for the 6.75% convertible debentures. No purchases have been made as of May 16, 2018.

As of March 27, 2018, Just Energy has fully redeemed the 5.75% convertible debentures.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company’s current priority is the repurchase of debentures at attractive prices.

Accounting standards issued but not yet applied

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

Standard	Change summary	Effective for fiscal years commencing after:
IFRS 9, Financial Instruments ("IFRS 9")	IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.	January 1, 2018
IFRS 15, Revenue from Contracts with Customers ("IFRS 15")	IFRS 15 establishes a five-step model to recognize revenue earned from contracts with a customer, regardless of the type of revenue transaction or industry.	January 1, 2018
Amendments to IFRS 2, Share-based Payments ("IFRS 2")	IFRS 2 clarifies how to account for certain types of share-based payment transactions.	January 1, 2018
IFRS 16, Leases ("IFRS 16")	IFRS 16 brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases.	January 1, 2019

31.

Effective April 1, 2018, Just Energy has adopted IFRS 15, the new revenue recognition standard which replaces IAS 18. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for the goods and services provided. The standard also specifies that direct incremental costs of obtaining and fulfilling a contract that are expected to be recovered should be capitalized and amortized over the useful life of customers. Based on our assessment, we do not expect that IFRS 15 will have a material impact on the accounting for revenue streams upon adoption of the standard. The major impact to the business relates to the accounting treatment of direct incremental costs incurred to obtain customer contracts. Incremental costs are costs that would not have been incurred had that individual contract not been obtained for example, sales commissions. Just Energy pays commission expenses on both its consumer and commercial business. Currently based on the requirements of IAS 18, due to the different terms and conditions of the contracts, the company in general, capitalizes commissions relating to contracts associated with its commercial business and expenses commissions on the consumer side of the business as part of its selling and marketing costs. Under IFRS 15, all upfront costs relating to commissions will be eligible for capitalization. These assets will be disclosed as long term and short term contract assets on the statements of financial position and amortized to the statements of income over the expected term of the customer contracts. Had Just Energy early adopted the standard in Fiscal 2018, approximately $17.0 million of the $233.0 million expensed during the year would be eligible for capitalization of which approximately $3.0 million would be amortized to the statements of income.

For more information on the new accounting pronouncements not yet applied, as well as the Company’s analysis of accounting impacts, reference Note 6 of the consolidated financial statements for the year ended March 31, 2018.

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

MARKET RISK

Market risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.

Commodity price risk

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market. Such losses could have a material adverse impact on Just Energy’s operating results, cash flow and liquidity.

A key risk to Just Energy’s business model is a sudden and significant drop in the commodity market price resulting in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have significant impact on Just Energy’s business.

Commodity volume balancing risk

Depending on several factors including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing the customer volume requirements. Although Just Energy manages the volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative and insurance transactions to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s operating results, cash flow and liquidity.

32.

Interest rate risk

Just Energy is exposed to interest rate risk associated with its working capital facility. Current exposure to interest rate risk does not economically warrant the use of derivative instruments. Just Energy may enter into derivative instruments to mitigate insurance rate risk however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s cash flow and liquidity.

Foreign exchange rate risk

Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated common share dividends. In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s earnings and cash flow. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar or U.K. pound could materially reduce reported earnings and cash flow.

LIQUIDITY RISK

Just Energy is at risk of not being able to settle its future debt obligations including convertible debentures and commercial notes. Increase in liquidity risk may put Just Energy’s cash dividend at risk or require Just Energy to raise additional funds. Liquidity risk may cause Just Energy to close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries.

Credit agreement and other debt

Just Energy maintains a credit facility of up to $342.5 million for working capital purposes, pursuant to a credit agreement with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related security agreement, which provide for a joint security interest over all customer contracts in North America. There are various covenants pursuant to the Credit Agreement that govern activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy’s ability to finance its future operations and capital needs and to pursue available business opportunities. Should Just Energy or its subsidiary default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy’s liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy. In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances.

Just Energy has significant levels of other debt, including convertible debentures, which could further limit Just Energy's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy's liquidity position.

Working capital requirements (availability of credit)

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and Electricity System Operators. Any changes in payment terms managed by LDCs, any termination of extended payment terms by commodity suppliers, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy.

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Earnings seasonality and volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk.

Cash dividends are not guaranteed

The ability to pay dividends on common and preferred shares and the actual amount of dividends on common shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy and the availability of cash liquidity from ongoing business operations.

Share ownership dilution

Just Energy may issue an unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests.

SUPPLY COUNTERPARTY RISK

Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations.

Credit risk

Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related customer margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties.

Supply delivery risk

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, results of operations and cash flows of Just Energy. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement and purchasing from multiple suppliers.

LEGAL AND REGULATORY RISK

Legal and regulatory risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy’s business model, costs or operations, as well as being a risk of potential litigation against Just Energy resulting in impact to Just Energy’s cash flow.

Regulatory environment

In most jurisdictions in which Just Energy operates, Just Energy is required to be licensed by the relevant regulatory authority. Just Energy’s commodity business is dependent on continuing to be licensed in existing markets and receiving approval for additional licenses in new and existing markets. If Just Energy is denied a license, has a license revoked or is not granted renewal of a license, Just Energy’s financial results may be negatively impacted. Additionally, the denial or revocation or non-renewal of a license in one jurisdiction may adversely impact Just Energy’s current or future licenses in other jurisdictions and relationships with the various regulatory agencies.

34.

Just Energy is able to operate in deregulated segments of the natural gas and electricity industries under currently effective state, provincial and federal regulations. If the competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, Just Energy’s business, financial condition, results of operations and cash flows could be materially adversely affected. The retail energy industry is highly regulated. Regulations may be revised or reinterpreted, or new laws and regulations may be adopted or become applicable to Just Energy or its operations. Such changes may have a detrimental impact on Just Energy’s business, including Just Energy’s ability to use its sales and marketing channels. In certain deregulated electricity markets, proposals have been made by governmental agencies and/or other interested parties to partially or fully re-regulate areas of these markets. Other proposals to re-regulate may be made and legislated or other attention to the electric and gas restructuring process may: (i) delay or reverse the deregulation process; (ii) interfere with our ability to do business; (iii) inhibit our growth; (iv) increase our commodity, operating or financing costs; or (v) otherwise impact Just Energy’s profitability. If competitive restructuring of electricity and natural gas markets is altered, reversed, discontinued or delayed, our business, financial condition, results of operations and cash flows could be adversely affected. For example, in December 2016, the New York Public Service Commission (“PSC”) established an evidentiary hearing process to consider whether to adopt a complete prohibition on retail energy supplier service to mass market customers, or other market, reforms such as requiring that retail energy suppliers' charges be no greater than utility supply charges, and requiring the tariffing of retail energy suppliers' service, including the potential for the PSC to, void existing retail energy supply contracts if it tariffs retail energy services. The New York PSC is also considering the extent to which retail energy suppliers should be subject to Article 4 of the Public Service Law, which sets forth the PSC's authority to establish rates to ensure that they are just and reasonable rates and to accordingly regulate such rates. Similarly, several other states are taking preliminary actions to more closely monitor and control marketing activities, in particular as those activities relate to retail electricity markets. Negative outcomes in these matters or any future litigation or regulatory actions could result in significant settlements, damages or other penalties and could also increase legal costs, divert management attention from other business issues or harm Just Energy’s reputation with customers, any of which could adversely affect our financial results and the viability of Just Energy’s business.

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.

Just Energy is exposed to changes in energy market regulations that may put onus on Just Energy to adhere to stricter renewable energy compliance standards, procure additional volume of capacity and transmission units and pay regulated tariff and charges for transmission and distribution of energy, which may change from time to time. In certain cases, Just Energy may not be able to pass through the additional costs from changes in energy market regulations to its customers that may impact Just Energy’s business, financial condition and cash flows.

Just Energy’s business model involves entering into derivative financial instruments to manage commodity price and supply risk. Financial reforms in the U.S., Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy’s compliance with certain new regulatory requirements as well as increased costs of doing business with Just Energy’s counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy’s business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the European Union in a national referendum. The decision to withdraw has created significant uncertainty about the future relationship between the U.K. and the European Union, including determining which European Union-derived laws to replace or replicate in the event of the U.K.’s withdrawal. These developments, or the perception that they can occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, which may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity, restrict our access to capital or disrupt the operations and growth strategies of our subsidiaries in the region, which could have a material adverse effect on our business, financial condition and results of operations.

35.

Litigation

In addition to the litigation referenced herein (see “Legal proceedings” on page 41) and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business or results of operations and the ability to favourably resolve other lawsuits.

In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial.

RETAIL RISK

Retail customer risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry.

Consumer contract attrition and renewal rates

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse impact on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects.

Customer credit risk

Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy. If a significant number of direct bill customers were to default on their payments, it could have a material adverse effect on the results of operations, cash flow and liquidity of Just Energy.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future, which would mean that Just Energy would have to accept additional customer credit risk.

Competition

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

36.

Sales channel risk

Just Energy’s residential customers are generally acquired through the use of online advertising, retail stores, telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, results of operations and financial condition.

Retailer and product acceptance risk

Just Energy’s profitability and growth depends upon the customer’s broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail and value added energy products. The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavourable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and results of operations.

BUSINESS OPERATIONS RISKS

Business operations risk is a potential loss occurring from an unplanned interruption or cyber-attack, manual or system errors, or business earnings risk unique to the retail energy sales industry.

Cyber risk

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a significant adverse impact to the business, reputation and customer relations should the private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy’s business operations, finances and cash.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. Just Energy’s failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have an adverse effect on our business, financial condition and results of operations.

Information technology systems

Just Energy relies on Information Technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. Failure of these systems could have a material adverse effect on Just Energy’s business and financial prospects or cause it to fail to meet its reporting obligations, which could result in a suspension or delisting of its common shares.

37.

Model risk

The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s business, financial condition, results of operations, cash flow and liquidity.

Accounting estimates risks

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy's assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy's auditors or regulators subsequently interpret Just Energy's application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements.

Risks from adoption of new accounting standards or interpretations

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy's operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and continually changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy's accounting policies on its financial statements going forward.

Risks from deficiencies in internal control over financial reporting

Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in Just Energy's financial statements being inaccurate and in future adjustments or restatements of Just Energy's historical financial statements, which could adversely affect the business, financial condition and results of operations of Just Energy.

Outsourcing and third party service agreements

Just Energy has outsourcing arrangements to support its call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operational support for its operations in the United Kingdom. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention and aggregation and cash flows.

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive.

38.

Disruption to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, cyber-attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales office may also have a significant impact on business and financial prospects. Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss.

OTHER RISKS

Integration of acquisitions

Just Energy may acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in integrating any acquired company’s operations, or that the expected benefits will be realized.

Share price volatility risk

The common and preferred shares currently trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading price of the shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy's operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy's operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, may have a significant impact on the market price of the common shares or preferred shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. The preferred shares may be adversely affected by changes in market interest rates. These market fluctuations may materially and adversely affect the market price of the common and preferred shares, which may make it more difficult for shareholders to sell their shares.

Management retention risk

Just Energy's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth.

Risks related to the preferred shares

Dividends paid on the preferred shares to a U.S. holder (or other non-resident holder) may be subject to Canadian withholding tax

Since Just Energy is incorporated in Canada, dividends on preferred shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the non-resident holder is resident. For example, where a non-resident holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

39.

The preferred shares represent perpetual equity interests in the Company

The preferred shares represent perpetual equity interests in Just Energy and, unlike Just Energy’s indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time. In addition, the preferred shares will rank junior in right of payment to all Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 6.5% convertible bonds and the 6.75% convertible debentures) and other liabilities, and any other senior securities the Company may issue in the future with respect to assets available to satisfy claims against Just Energy.

The preferred shares have not been rated

The Company has not sought to obtain a rating for the preferred shares, and the preferred shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the preferred shares or that the Company may elect to obtain a rating of the preferred shares in the future. In addition, the Company may elect to issue other securities for which Just Energy may seek to obtain a rating. If any ratings are assigned to the preferred shares in the future or if Just Energy issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the preferred shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the preferred shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the preferred shares may not reflect all risks related to the Company or the Company’s business, or the structure or market value of the preferred shares.

The preferred shares are subordinated to our existing and future indebtedness, and a purchaser’s interests could be diluted by the issuance of additional equity interests in the Company, including additional preferred shares, and by other transactions

The preferred shares are subordinated to all of Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 6.5% convertible bonds and the 6.75% convertible debentures). Therefore, if Just Energy becomes bankrupt, liquidates our assets, reorganizes or enters into certain other transactions, the Company’s assets will be available to pay its obligations with respect to the preferred shares only after the Company has paid all of its existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the preferred shares then outstanding.

In addition, a significant amount of Just Energy’s business is conducted through its subsidiaries. None of Just Energy’s subsidiaries have guaranteed or otherwise become obligated with respect to the preferred shares and, as a result, the preferred shares will be structurally subordinated to all liabilities and other obligations of the Company’s subsidiaries. Accordingly, Just Energy’s right to receive assets from any of its subsidiaries upon its bankruptcy, liquidation or reorganization, and the right of holders of preferred shares to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if the Company were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by the Company.

Investors should not expect Just Energy to redeem the preferred shares on the date the preferred shares become redeemable by the Company or on any particular day afterwards

The preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. The preferred shares may be redeemed by Just Energy at its option at any time on or after March 31, 2022, in whole or in part, out of funds legally available for such redemption, at a redemption price of US$25.00 per preferred share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision the Company may make at any time to redeem the preferred shares will depend upon, among other things, Just Energy’s evaluation of its cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing its indebtedness.

40.

The Change of Control Conversion Right may make it more difficult for a party to acquire Just Energy or discourage a party from acquiring Just Energy

The Change of Control Conversion Right may have the effect of discouraging a third party from making an acquisition proposal to Just Energy or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common shares and preferred shares with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

Just Energy could be prevented from paying cash dividends on the Series A preferred shares

Holders of preferred shares do not have a right to dividends on such shares unless declared or set aside for payment by the Company’s Board of Directors. No dividends on preferred shares shall be authorized by Just Energy’s Board of Directors or paid, declared or set aside for payment by the Company at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the Canadian Business Corporations Act or any other applicable law, or when the terms and provisions of any limiting documents, including the credit facility, prohibiting the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of such documents.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury refused to find a willful violation by Just Energy but reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Just Energy disagrees with the result of the October 2014 trial and is of the opinion that it is not supported by existing law and precedent. On January 9, 2015, the Court struck the plaintiffs’ damage expert report. A separate damages phase on contested matters is scheduled for trial by the end of May 2018. Potential amounts owing have yet to be determined. Just Energy’s appeal opportunities will remain open after conclusion of the damages phase. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins’ request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. On March 22, 2016, Just Energy’s summary judgment motion to dismiss Wilkins’ claims was denied. On June 16, 2016, the Court granted Just Energy’s motion for reconsideration which objected to Wilkins’ class definition and revised the definition to exclude sales representatives who sold for Commerce. Certain class plaintiffs were dismissed by agreement of the parties due to failure to appear at deposition or failure to fit within the revised class definition. Motion for decertification of the class was filed and remains pending and under review with the court. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

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In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as “Just Energy”) in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court granted Flood’s request to certify the lawsuit as a class action for the FLSA claims to include a class made up of New York sales representatives who sold for Just Energy New York. 167 individuals opted in to the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws. On January 20, 2017, the Court granted Just Energy’s motion for summary judgment dismissing Flood’s claims and denied the motion to certify the class action. On February 16, 2017, Flood and opt-in plaintiffs filed an appeal of the dismissal of the Federal District Court’s order to the Court of Appeals for the Second Circuit. Appellate oral argument was held on February 20, 2018 and the review remains pending with the court. Just Energy strongly believes it complied with the law and will vigorously contest the appeal of the dismissal.

In May 2015, Kia Kordestani, a former door-to-door independent contractor (“IC”) sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. In August 2015, Omarali filed a motion to certify a proposed class action of door-to-door sales representatives, and the Court set a hearing for June 21, 2016. The Court issued its certification decision on July 27, 2016, which granted Omarali’s request for certification with certain changes. Importantly, the Court refused to certify Omarali’s request for damages on an aggregate basis, finding that any alleged class member damages “cannot be determined without proof by individual class members”, and the Court left any further resolution on this issue to the common issues trial judge. The Court also refused to certify Omarali’s request for the option of punitive damages against Just Energy and found that there was no evidence that Just Energy’s conduct justified a punitive damages question, largely because the evidence presented showed that over the years Just Energy was “reassured that their sales agents were indeed ICs, not employees” by “various administrative agencies including the Canada Revenue Agency, the Workplace Safety and Insurance Board, and at least on one occasion before an employment officer of the Employment Standards Act”. Examinations are being held during 2018. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of March 31, 2018, the Company’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of March 31, 2018.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended March 31, 2018.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-add products, unparalleled customer satisfaction, and profitable customer growth. Historically, Just Energy operated as a retail energy provider and was viewed as offering price-based, invisible products which consumers didn’t fully understand. Today, Just Energy is transforming from an era of price-based commodities sold through third-parties to a future of customer centric consumer company with more profitable offering of tangible value added products and services where Just Energy owns and controls the customer relationships. Just Energy’s future as a consumer company centers on real value creation and value delivery, while participating in the significant growth opportunities supported by the Company’s sales, marketing and customer service expertise.

To achieve profitability and optimize growth in fiscal 2019 and beyond, Just Energy will drive sales growth through its retail and other primary channels while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value creation product strategy across the consumer business.

Management provided guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. These expectations reflect the implementation of IFRS 15 for the full fiscal year.

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The Company remains committed to its current dividend policy.

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